SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TFTS Free-Translation into English
January 26, 2006

MANAGEMENT PROPOSAL FOR
THE 2006 CAPITAL BUDGET

TIM Participações S.A.

USE	2006

R$ thous
Total Investments	543,245

Network	293,951
Access	140,218
CORE	99,176
VAS	39,448
Other	15,108
IT	159,313
Hardware	60,678
Training	204
Software	98,431
Loan	69,010
Buildings & Civil Works	14,317
Other Industrial	6,654

SOURCES	543,245

Profit Reserve	299,074
Generation of Own Cash	244,171

General Description

1. Network

The purpose of investments to enlarge the network aims at improving the quality, expansion and meeting the demand of new GSM clients, in addition to the migration of clients from the TDMA base. It is estimated that the GSM base should reach approximately 6,804,000 clients in December 2006, an increase of 2,023,000 clients as compared to December 2005.

Investments shall be distributed as follows:

a) Core: implementation of new GSM (MSC e HLR) and capacity enlargement of the existing centrals;

b) Access Network: enlargement of voice channels in the existing sites in order to meet the traffic and enlargement demand of the existing transmission system (DXX, mini-link radio);

c) VAS: enlargement of message service platforms (SMS), data service (EDGE/GPRS), Voice mail and new services that shall be launched by the Marketing Department;

d) Continued quality improvement: the GSM network coverage shall need investments in new sites (BTS, repeaters), rearrangement of the existing ones, exchange of antennas, implementation of 900MHz sectors and acquisition of tools in order to analyze and oversee the network quality.

2. Loan

Investments shall be intended for the acquisition, migration, retaining and fidelity of GSM corporate and value-added clients, with a view to make available the GSM network special services – such as EDGE/GPRS, SMS, TIM Acess TV, TIM Box, national coverage, international roaming, etc. The exchange of obsolete and/or defective phone sets is also foreseen, as well as contract renewals.

3. Information Technology (IT)

Investments in Information Technology shall be distributed as follows:

  Improvements in the REMEDY System
  Improvements in the Backup Infrastructure services
  BSCS hardware upgrade (BSCS system machines, bill control, Identify and Tax Interfaces with Aspensati and SAP)
  Hardware upgrade for BSCS data extension for Datawarehouse
  Hardware upgrade for test and development environment of post-payment system phones
  New hardware for the TIM training environment
  Storage capacity increase for post-payment systems
  Metaframe Upgrade
  Upgrade of Web and VAS solution servers
  Fitting the data network the LAN / WAN demand increase
  OPSC Licenses
  Network infrastructure improvements
  Security infrastructure improvements

  Version management software
  Sales
  Improvements in the post-payment system – new developments
  Improvements in the post-payment system – new developments
  Improvement in the CRM, Dunning and Collection, BI, VAS, SALES, INTERCONNECTION REVENUE ASSURANCE systems – new developments
  Improvement in the CDR Archiving systems
  Improvement in the Siscom Hardware Upgrade systems
  Improvement in the DCM Hardware Upgrade systems
  Improvement in the IUP/Vendita Hardware Upgrade due growing and Migration to Web Logic systems
  Improvement in the DSF, NO-FRAUD, PROVISIONING systems

4. Building

Investments include store layout renewal, implementation of new stores in malls and other places, and fixing managing buildings.

5. General

Investments include acquisition of new kiosks, car exchange, purchase of additional managing equipment, etc.

*      *      *      *      *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 01, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer